I. Change in Ownership of Principal Shareholder

Please be advised of a change in the number of common shares owned by one of the major shareholders of KT Corporation (the “Company”). The change is as follows:

1. Details of Change

				No. of shares
Shareholder	Date of change	Reason of change*	Shares before change	changed	Shares after change
KT Corporation		Exercise of
(treasury shares)	May 15, 2009	appraisal rights	71,497,810	451,038	71,948,848

*Increase in number of treasury shares as a result of purchase of shares submitted for appraisal to merger

2. Details of Principal Shareholders

Shareholder	Shares owned	Percent of issued shares (%)
National Pension Service	20,772,665	7.98
KT Corporation (treasury shares)	71,948,848	27.63